November 18, 2010

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 001-09718

Dear Mr. Pande:

The PNC Financial Services Group, Inc. (PNC or the Company) is responding to your letter dated November 3, 2010 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K) and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 (Forms 10-Q).

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Forms 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein each of the comments in your letter (in italics) and provided responses thereto. We have added letters to the sub-bullets in several of your comments to facilitate your review of our responses. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Forms 10-Q, as applicable.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distressed Assets Portfolio, page 59

1.	We note your response to comment 4 to our letter dated June 24, 2010 as it relates to temporary modifications and loan modifications in trial payment periods. We also note that your response states that every modification is evaluated for classification as a TDR. To further enhance our understanding, please provide us with, and revise future filings to include the following related to your modification programs:

a.) As it relates to your temporary modification programs, describe the scenarios where you would use these short-term modifications as opposed to the longer-term modifications made under applicable government-created or Company-developed modification programs;

RESPONSE:

PNC defines loan modifications as follows:

•

A temporary modification, with terms between three and 60 months, is one in which the terms of the original loan are changed for a period of time and revert back to the original loan terms as of a specific date or the occurrence of an event, such as a failure to pay in accordance with the terms of the modification.

•

A permanent modification, with terms greater than 60 months, is one in which the terms of the original loan are changed, but could revert back to the original loan terms. Permanent modifications primarily include the government-created HAMP or PNC-developed HAMP-like modification programs.

Modifications are evaluated and subject to classification as a troubled debt restructuring (TDR) under ASC 310-40. For additional discussion, please refer to response 1e).

In our 2010 Third Quarter Form 10-Q (page 43) we disclosed:

PNC modifies loans under government and PNC-developed modification programs based upon our commitment to help eligible homeowners avoid foreclosure where appropriate. Initially, a borrower is evaluated for a modification under a government program. If a borrower does not qualify under a government program, then the borrower is evaluated under a PNC program.

PNC programs utilize both temporary and permanent modifications and typically reduce the interest rate, extend the term and/or forgive principal. Temporary modifications fall between 3 – 60 months in length, with the majority for a period of up to 24 months after which the interest rate reverts to that under the original loan.

For consumer loans, we have established specific modification programs. As of September 30, 2010, of the total $2.9 billion unpaid principal balance of modified loans, 45% related to modifications of home equity loans and lines, 39% related to conforming residential loans and residential constructions loans, and the remaining 16% related to modifications of non-prime residential mortgages. Additionally, modifications to credit cards and certain small business and consumer credit agreements, totaling approximately $315 million, are discussed in our response to comment 2.

For consumer loans (e.g., residential mortgages, home equity loans and lines, etc.) under these programs, PNC will enter into a temporary modification when the borrower has indicated a temporary hardship and a willingness to bring current the delinquent loan balance. Examples of this situation often include delinquency due to illness or death in the family, or a loss of employment. Permanent modifications are entered into when it is confirmed that the borrower does not possess the income necessary to continue making loan payments at the current amount, but our expectation is that payments at lower amounts can be made.

Home equity loans and lines have been modified with changes in contractual terms for up to 60 months, although the majority involve periods of 3 to 24 months. The change to terms may include a reduced interest rate and/or an extension of the amortization period. Additionally, certain residential construction and non-prime loans have been modified by changing payment terms from principal and interest to interest-only for a period of up to two years before reverting back to the original terms. As of August 2010, such interest-only modifications have been discontinued.

Residential conforming and certain residential construction loans have been modified under HAMP or, if they don’t qualify for a HAMP modification, under internally-developed programs, which in some cases may operate similar to HAMP, requiring first, a reduction of the interest rate, followed by an extension of term and, if appropriate, deferral or forgiveness of principal payments. Currently, we have no permanent modification programs offered for home equity loans or lines. However, in October 2010, we signed a Service Provider Agreement for the government-sponsored 2MP and will begin modifying loans later in 2010 or in 2011.

In addition to the above types of temporary modifications, PNC may make available to a borrower a payment plan or a HAMP trial payment period. A payment plan involves the borrower making payments that differ from the contractual payment amount for a short period of time, generally 3 months. PNC’s motivation to allow a borrower to enter into a payment plan is to allow for repayment of an outstanding past due amount through payment of additional amounts over the short period of time. Under a HAMP trial payment period, PNC allows a borrower to demonstrate successful payment performance before contractually establishing an alternative payment amount. Under a payment plan or a HAMP trial payment period, there is no change to the loan’s contractual terms so the borrower remains legally responsible for payment of the loan under its original terms. PNC does not consider payment plans or HAMP trial payment periods to be modifications, although, as discussed more fully below, subsequent to successful borrower performance under a HAMP trial payment period, PNC will contractually change a loan’s terms permanently. When the loan’s contractual terms are changed, PNC considers the loan modified and subject to classification as a TDR under ASC 310-40.

Modifications of terms for commercial loans are based on individual facts and circumstances. Commercial loan modifications may involve reduction of the interest rate, extension of the term of the loan and/or forgiveness of principal. Due to the nature of commercial loan relationships, PNC has not utilized modification programs for commercial loans prior to 2010. Beginning in 2010, PNC established select commercial loan modification programs for small business loans under $250,000, small business administration loans, and investment real estate loans. As of September 30, 2010, approximately $80 million of these loans had been modified.

We will enhance future filings to reflect this response.

b.) Discuss the success rates of these short-term modification programs and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

RESPONSE:

We continuously monitor the success rates/delinquency status of our temporary modification programs to assess their effectiveness in serving our customer’s needs while mitigating credit losses. For example, approximately 20 percent of modified home equity lines were 60+ days past due as of 6 months after the modification date. Approximately 35 percent of modified home equity loans and lines were 60+ days past due as of 12 months after the modification date.

As discussed in our response to 1a), as of September 30, 2010, PNC permanently modifies only first mortgage loans, which are permanently modified under HAMP or internally developed HAMP-like modification programs. PNC monitors the delinquency status of modified loans and charges the loan down to its estimated fair value of the underlying collateral less costs to sell if the loan becomes 180 days delinquent. PNC does not re-modify a defaulted modified loan except for subsequent significant life events, as defined by the OCC in Memorandum 2009-7. A re-modified loan continues to be classified as a TDR for the remainder of its term regardless of subsequent payment performance. We will enhance future filings to reflect this response.

c.) For each period presented, quantify the amount of loans that have been modified using the temporary modification workout strategy and clarify the types of loans for which these modifications were applied;

As discussed in our response to 1a), for consumer loans, currently only first mortgages are permanently modified. Temporary modifications have been applied primarily to home equity loans and lines, as well as non-prime and conforming residential mortgages. Cumulative temporary modifications for these consumer loans, including modifications of loans in consumer purchased impaired pools, were approximately 8,400 or $900 million, 11,600 or $1.2 billion, 14,400 or $1.4 billion, and 16,600 or $1.6 billion as of December 31, 2009, March 31, 2010, June 30, 2010, and September 30, 2010, respectively. We will enhance future filings to reflect this response.

d.) For each period presented, quantify the amount of temporary modifications considered troubled debt restructurings versus those not considered to be troubled debt restructurings due to the short-term nature of the concessions granted;

RESPONSE:

All temporary modifications involving a contractual change to loan terms are classified as TDRs under the guidance in ASC 310-40-15, regardless of the period of time for which the modified terms apply. We will enhance future filings to reflect this response.

e.) For those temporary modifications not considered to be troubled debt restructurings, provide an analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings and thereby subject to an ALLL measured based on the guidance of ASC 310-10 (SFAS 114);

RESPONSE:

As discussed in our response to 1d), these contractually modified loans are classified as TDRs and subject to the guidance of ASC 310-10. As discussed in response 1a), we may make available to a borrower a temporary payment plan. These payment plans are generally for 3 months during which time a borrower is brought current. During the payment plan period, the contractual terms of the loan are not modified and, therefore, the loan is not classified as a TDR. Additionally, the borrower is repaying all amounts outstanding with contractual interest and there has been no change to the loan’s interest rate, maturity date and no reduction of interest or principal1. In the normal course of business, PNC considers extending payment plans to borrowers that may or may not be experiencing financial difficulties2. Also, we note that the effective borrowing rate of the loan, taking into account the payment plan, is consistent with the initial effective borrowing rate of the loan. Based on this factor, the $80 million of commercial loans, referred to in response 1a), are not classified as TDRs. We will enhance future filings to reflect this response.

f.) As it relates to loan modifications in a trial payment periods, describe the key features of the loan modifications including a description of the significant terms modified and the typical length of the trial payment period;

[1]	ASC 310-40-15-9 notes a troubled debt restructuring may include, but is not necessarily limited to one or a combination of the following:

“1.	Reduction (absolute or contingent) of the stated interest rate for the remaining original life of the debt

2.	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk

3.	Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement

4.	Reduction (absolute or contingent) of accrued interest.”

[2]

Troubled Debt Restructuring- “A restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” (ASC 310-40-20)

RESPONSE:

In our 2010 Third Quarter Form 10-Q (page 43) we disclosed:

Currently, only the HAMP program includes a trial payment period. Under HAMP, the trial payment period is three months, and upon successful completion, the loan is permanently modified.

Under HAMP requirements, PNC must enter into a three month trial payment period with the borrower prior to determining whether the loan can be modified. During the trial payment period, the borrower’s payment is reduced to provide the borrower with a 31% debt-to-income ratio. Reducing the payment amount involves, first, reducing the interest rate of the loan and, if necessary, extending the term of the loan. As a last step, if appropriate, principal payments may be deferred or forgiven to allow the trial period payment to meet the debt-to-income ratio. If the borrower makes the new payment amount during the trial period, the loan will be contractually modified to that payment amount reflecting the loan’s new interest rate, term and/or principal amount. At this point, the terms of the loan have been modified and the loan would be classified as a TDR. We will enhance future filings to reflect this response.

g.) For each period presented, quantify the amount of loans modifications in a trial payment period that are considered to be troubled debt restructurings versus those not considered to be troubled debt restructurings due to the short-term nature of the concessions granted;

RESPONSE:

As discussed in our response to 1f), loans in trial payment periods under the HAMP are not considered modifications or classified as TDRs during the trial payment period. However, once the borrower successfully completes the trial payment period, the loan’s terms will be modified and the loan will be classified as a TDR. If the trial payment period is not successfully completed, the loan will be charged-off, at the end of the trial payment period, to its estimated fair value of the underlying collateral less costs to sell. The volume of our HAMP modifications is noted on page 43 of our 2010 Third Quarter Form 10-Q:

As of September 30, 2010, approximately 1,000 or $228 million of owned residential real estate loans have been modified under the government HAMP program.

We will enhance future filings to reflect this response.

h.) For those loans in trial payment periods not considered to be troubled debt restructurings, provide an analysis supporting your conclusion that these loans should not be classified as troubled debt restructurings and thereby subject to an ALLL measured based on the guidance of ASC 310-10 (SFAS 114);

RESPONSE:

As discussed in our response to 1f), PNC does not consider a loan in the HAMP trial payment period to be modified or a TDR since, prior to successful completion of the trial payment period, the borrower’s repayment obligation is based on the original loan terms. When the contractual terms of the loan are modified, a concession is deemed granted to the borrower. Additionally, we note that a borrower often is already delinquent at the time he/she begins participating in the trial payment period. As such, the difference between an allowance measured under ASC 450-20 (SFAS 5) and ASC 310-10 (SFAS 114) is not significant. Upon successful completion of a trial payment period, at the time the loan’s terms are contractually modified, the loan will be classified as a TDR and will be subject to reserves under ASC 310-10 (SFAS 114). We will enhance future filings to reflect this response.

i.) For both temporary modifications and loan modifications in trial payment periods, state whether you believe your impairment measurements are materially consistent with the relevant accounting guidance in ASC 310-10-35; and

RESPONSE:

As noted in our responses to 1e) and 1h), temporary loan modifications are subject to impairment measurement under ASC 310-10-35, while loans in trial payment periods are subject to impairment measurement under ASC 450-20. However, the difference in the allowance for these loans during the trial period would not be significant under the two impairment measurements. We will enhance future filings to reflect this response.

j.) Provide a comprehensive discussion of your non-accrual policies specifically related to restructured loans and describe how you determine whether to place the loan on non-accrual status at the time the loan is restructured.

RESPONSE:

Commercial and consumer loans that are restructured and meet the criteria to be reported as TDRs are placed on nonaccrual status and reported as nonaccrual loans. If a loan was already on nonaccrual status at the time of restructuring, it would remain as a nonaccrual loan.

In our 2010 Third Quarter Form 10-Q (page 70) we disclosed:

Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties are considered troubled debt restructurings (TDRs) … Total nonperforming loans … include TDRs.

In addition, credit cards and certain small business and consumer credit agreements whose terms have been modified … are TDRs. However, since our policy is to exempt these loans from being placed on nonaccrual status as permitted by regulatory guidance as these loans are directly charged off in the period that they become 180 days past due, these loans are excluded from nonperforming loans.

2.	As a related matter, we note your disclosure on page 43 of the June 30, 2010 Form 10-Q that credit cards and certain small business and consumer credit agreements whose terms have been modified totaled $290 million at June 30, 2010 and are excluded from TDRs and nonperforming loans given the Company policy to directly charge these loans off in the period that they become 180 days past due. Please provide us with, and revise future filings to include:

a.) a more granular discussion of these loan modifications, including an enhanced explanation of how you determined they should not be classified as TDRs; and

RESPONSE:

In our 2010 Third Quarter Form 10-Q, we clarified our disclosures regarding modifications to credit cards and certain small business and consumer credit arrangements to indicate that they are classified as TDRs. On page 43, we disclosed:

In addition, credit cards and certain small business and consumer credit agreements whose terms have been modified primarily through interest rate reductions totaling $315 million at September 30, 2010 are TDRs.

b.) a statement as to whether you believe your impairment measurements for these short term loan modifications are materially consistent with the relevant accounting guidance in ASC 310-10-35.

RESPONSE:

Credit card and certain small business and consumer credit arrangements whose terms have been modified are classified as TDRs and measured for impairment under ASC 310-10-35. On page 70 of our 2010 Third Quarter Form 10-Q, we noted that $516 million within our specific allowance for credit losses at September 30, 2010 was for TDRs.

Consolidated Financial Statements

Note 24 – Legal Proceedings, page 156

3.

We note your response to prior comment 12 to our letter dated June 24, 2010 and your enhanced litigation-related disclosures on pages 103-105 of your June 30, 2010 Form 10-Q. In particular, we note that your response and the enhanced disclosure in the June 30, 2010 Form 10-Q state that you cannot provide a “meaningful” estimate of the unrecognized possible loss or range of loss, including any possible loss in addition to amounts, if any, already accrued. We do not believe that this criterion is consistent with the guidance in ASC 450. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

RESPONSE:

We believe our disclosures meet the current guidance of ASC 450 based on the specific facts and circumstances related to our pending litigation matters. While we made certain revisions to our 2010 Third Quarter Form 10-Q as described below, we would like to discuss this comment further with the Staff to gain a better understanding of the Staff’s views and interpretation of the disclosure requirements of ASC 450. We will be arranging such a discussion shortly. We note the following with respect to our disclosure in Note 17 in our 2010 Third Quarter Form 10-Q:

We note that we evaluate each disclosed litigation loss contingency each quarter for our ability to provide an estimate of the unrecognized possible loss or range of loss in accordance with ASC 450. With respect to each settlement discussed in the disclosure, we included disclosure that the amounts of the settlements are immaterial and accrued. For Mortgage-Related Litigation, we provided disclosure of the total amount of securities allegedly purchased by the plaintiff and the amount of that total related to transactions involving former National City entities, among other public information related to this lawsuit. We also indicate that the lawsuit was filed in October 2010, only a very brief time prior to the filing of the Form 10-Q. For CBNV Mortgage Litigation, we disclosed that this proceeding was recently remanded to the United States District Court for the Western District of Pennsylvania and disclosed that this action increases the unpredictability of our exposure in these cases. We continually monitor developments in our litigation proceedings and, as noted above, consider our disclosure obligations under ASC 450 in connection with each Form 10-Q and 10-K filing. Accordingly, as warranted by changes to facts and circumstances, we will revise these disclosures in future filings. We also will consider revising the disclosure in our 2010 Form 10-K following our requested discussions with the Staff.

Note 25 – Commitments and Guarantees, page 161

4.	We note your response to prior comment 13 to our letter dated June 24, 2010 and your related disclosures on page 107 of your June 30, 2010 Form 10-Q. Please tell us and revise your future fillings to address the following as it relates to your recourse agreements:

a.) Disclose whether there is a particular time period that you have to respond to the repurchase requests, and if so, what occurs if you do not respond timely;

RESPONSE:

As a result of contractual repurchase obligations, investors may request PNC to indemnify them for certain loans or to repurchase loans for which investors believe a breach in an origination representation and warranty has occurred. As disclosed in Note 18 of our 2010 Third Quarter Form 10-Q (page 108): “We respond to these requests within 30 to 60 days” based upon the terms of the agreements. Additionally, individual agreements may or may not address the consequences of failing to respond within a timely manner but the failure to respond generally does not give rise to a liability beyond the potential merits of the claim. We will enhance future filings to reflect this response.

b.) Disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If amounts have grown or decreased over the periods presented, explain in detail, and address any qualitative factors that are considered in your methodology to account for this fact;

RESPONSE:

As of December 31, 2009 and September 30, 2010, the following represents the unpaid principal balance of loans with unresolved claims:

(In millions)	December 31, 2009	September 30, 2010
Claimant
FNMA and FHLMC	$56	$78
Private Investors (1st and 2nd Mortgages)	62	81
Private Investors - Distressed Assets (Home Equity)	357	490

	$475	$649

While the unpaid principal balance of loans with unresolved claims has increased since December 31, 2009, the volume of repurchase demands has declined and the volume of rejected demands has increased during 2010. These trends are significant factors in management’s evaluation of the adequacy of the recorded recourse liability. We will enhance future filings to reflect this response.

Additionally, in Note 18 of our 2010 Third Quarter Form 10-Q (page 108), we disclosed information related to FNMA and FHLMC’s DUS program for commercial loans:

At September 30, 2010, the unpaid principal balance outstanding of loans sold as a participant in these programs was $13.4 billion. The reserves for losses under these programs, totaled $30 million as of September 30, 2010 and is included in Other liabilities on our Consolidated Balance Sheet.

c.) Disclose by claimant and loan type, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;

RESPONSE:

As of each quarter end for 2010, the following represents the unpaid principal balance related to resolved repurchase claims:

(In millions)	March 31, 2010	June 30, 2010	September 30, 2010	YTD September 30, 2010
Claimant
FNMA and FHLMC	$62	$54	$68	$184
Private Investors (1st and 2nd Mortgages)	22	8	8	38
Private Investors - Distressed Assets (Home Equity)	0	6	6	12

	$84	$68	$82	$234

Over half of the FNMA, FHLMC and private investors (first and second mortgages) resolved claims were through make whole payments or indemnifications. Accordingly, we have no exposure to changes in the fair values of the loans or the underlying collateral. For FNMA, FHLMC and private investor (first and second mortgages) claims resolved through loan repurchases, the fair value of such loans on the date of repurchase averaged 55% of the unpaid principal balance for 2010 year-to-date. Additionally, the fair values of the repurchased/reimbursed distressed loans were nominal. The difference between the amounts paid to repurchase the loans and the fair value was charged to the recourse reserve.

In addition to the repurchases detailed above, PNC made a payment of $4.0 million in the second quarter of 2010 to a private investor of distressed loans to settle all claims made for a specific type of breach on home equity loans and lines. The estimated unpaid principal balance of loans subject to this settlement was $33 million. Furthermore, in Note 18 of our 2010 Third Quarter Form 10-Q (page 108), we provided a table showing the changes in our recourse liabilities for estimated losses on repurchase and indemnification claims during 2010.

We will enhance future filings to reflect this response.

d.) Disclose whether particular representation and warranty provisions are resulting in the most repurchase/reimbursements. As part of your revised disclosure, address any trends in terms of the losses associated with the various types of defects;

RESPONSE:

The majority of repurchase claims were related to one of the following alleged breaches of representations and warranties: 1) misrepresentation of income, assets or employment; 2) property evaluation or status issues (e.g. appraisal, title, etc); or 3) underwriting guideline violations. Loss trends associated with these provisions have remained constant during 2009 and 2010 year-to-date. We will enhance future filings to reflect this response.

e.) Whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;

RESPONSE:

Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided. When estimating the liability, we consider all loans sold. In Note 18 of our 2010 Third Quarter Form 10-Q (page 108) we disclosed:

We have established reserves pursuant to these recourse agreements based on claims made and our estimate of expected future claims on a loan by loan basis which relate primarily to loans originated in years 2006 – 2008.

f.) The extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level of analysis to reject or accept the claims;

RESPONSE:

Our review process for the claims received is a loan by loan analysis. Upon completion of our own investigation as to the validity of each claim, we will repurchase or provide indemnification on such loans as appropriate. Where we believe we do not have liability to repurchase or indemnify, such claims are rejected. We will enhance future filings to reflect this response.

g.) Whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have taken with respect to this;

RESPONSE:

In some instances PNC has recourse back to mortgage brokers or other third parties (e.g., contract underwriting companies, closing agents, appraisers, etc.). Depending upon the reason for the repurchase request, we determine our ability to pursue recourse with the applicable third party and file claims accordingly. Our annual recourse recoveries have been less than $3 million per year over the last several years which reflects the contractual limitations (e.g., loss caps, statutes of limitations, etc.) to pursue recourse with third parties, and the inability of such third parties (mostly mortgage brokers) to pay for various reasons, such as capital availability or whether the third party remains in business. We will enhance future filings to reflect this response

h.) Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability;

RESPONSE:

For our distressed loan portfolio, all claims made have been on loans sourced from brokers. For our mortgage loan portfolio, claims and realized losses have been proportionally higher for loans originated through brokers than through PNC’s retail origination network. While this distinction between origination sources is considered, when estimating our liability we focus on the borrower and loan characteristics as disclosed in our 2010 Third Quarter Form 10-Q and as discussed in response 4j).

i.) Address any trends or differences in your exposure to repurchase requests relative to others in your industry; and

RESPONSE:

Based on publicly available information which we believe to be reliable, it appears that PNC’s exposure to repurchase requests and related repurchase requests trends are generally consistent with others in the mortgage banking industry. We will enhance future filings to reflect this response.

j.) To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued related to residential mortgage loans sold pursuant to agreements which contain representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

RESPONSE:

As disclosed on page 108 of our 2010 Third Quarter Form 10-Q:

We have established reserves pursuant to these recourse agreements based on claims made and our estimate of expected future claims on a loan by loan basis which relate primarily to loans originated in years 2006-2008. Origination and sale of residential mortgages is an ongoing business activity and, accordingly, management continually assesses the need for reserves pursuant to the associated recourse agreements. Because the amount of future claims made could exceed our estimate or the extent of risk could be greater than that which we assumed in establishing our reserve, potential exists for additional loss above our established recourse reserves. Additionally, because the ultimate amount of claims made is based on the behavior of each counterparty to the original loan sale, as well as our ability to negotiate a mutually satisfactory resolution, we are unable to estimate the amount of loss that could occur in excess of our established reserves.

Management maintains a liability for estimated losses on loans expected to be repurchased, or on which indemnification is expected to be provided, and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. As part of its evaluation of the adequacy of this recourse liability, management considers estimated loss projections over the life of the subject loan portfolio.

***

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Sam Patterson, Senior Vice President and Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson

Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Mr. Benjamin Phippen